Exhibit B

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO.FSD            OF 2024 (     )

IN THE MATTER OF THE COMPANIES ACT (2023 Revision)

AND IN THE MATTER OF YS BIOPHARMA CO,. LTD

WINDING UP PETITION

TO: THE GRAND COURT

The humble petition of Yi Zhang, of No. 120-2, Yuansheng Villa, Huangcun Town, Daxing District, Beijing, China (the Petitioner) shows that:

1.	The Petitioner seeks an order for the winding up of YS Biopharma Co., Ltd (the Company) pursuant to section 92(e) of the Companies Act (2023 Revision) (the Companies Act) on the grounds that it is just and equitable that the Company be wound up.

A.	Introduction

2.	The Company was incorporated in the Cayman Islands as an exempted company with limited liability and with registration number 368187 on 16 November 2020 pursuant to the Companies Act.

3.	The Company’s registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4.	The Petitioner is the founder of the Company’s predecessor and is a director of the Company. The Petitioner was, until very recently, the majority beneficial shareholder of the Company and Chairperson of the Board.

B.	The Company

5.	The Company is a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercialising new generations of vaccines and therapeutic biologics for infectious diseases and cancer. The Company, through its subsidiaries, operates in China, Singapore, the United States, the United Arab Emirates and the Philippines with over 800 employees.

6.	The Company was listed on NASDAQ on 17 March 2023. The authorised share capital of the Company is $50,000 divided into 2,500,000,000 ordinary shares of $0.00002 par value each. The Petitioner is the registered and beneficial owner of 629,188 ordinary shares of the Company. Further, the Petitioner is also the beneficial owner of and control the following shares:

(a)	38,972,000 ordinary shares held by All Brilliance Investments Limited, a limited liability company incorporated under the laws of the British Virgin Islands (BVI) wholly-controlled by the Petitioner.

(b)	4,571,500 ordinary shares held by Hopeful World Company Limited, a limited liability company incorporated under the laws of the BVI and wholly controlled by Rui Mi, the Petitioner’s wife;

(c)	2,435,750 ordinary shares held by Acton Town International Limited, a limited liability company incorporated under the laws of the BVI and wholly controlled by Ms Nan Zhang, the Petitioner’s daughter;

(d)	2,435,750 ordinary shares held by Apex Pride Global Limited, a limited liability company incorporated under the laws of the BVI and wholly controlled by Ms Xu Zhang, the Petitioner’s other daughter;

(e)	13,339 ordinary shares directly held by Ms Nan Zhang; and

(f)	31,658 ordinary shares directly held by Ms. Xu Zhang.

7.	These affiliates are either directly controlled by the Petitioner or indirectly controlled by the Petitioner through members of his family and they have entered into an acting-in-concert agreement. Prior to the purported share issuance detailed below, the Petitioner held control of 52.75% of the total ordinary shares issued and outstanding of the Company.

8.	Excluding the Petitioner, the other directors of the Company are: Ajit Shetty, Hui (David) Shao, Rachel Yu, Shaojing Tong, Viren Mehta and Bo Tan (the Hostile Group).

C.	The improperly obtained injunction

9.	By Ex Parte Summons dated 21 December 2023, the Company, by the Hostile Group, applied to the Grand Court for injunctive relief to restrain the Petitioner from, inter-alia, exercising his rights as majority shareholder and holding himself out as the Chairperson of the Company.

10.	The Ex Parte Summons was presented to the Court on the basis that the Petitioner was attempting to stifle an investigation into his allegedly improper conduct and management of the Company such that he should not be permitted to requisition an EGM to replace the Hostile Group as directors. The Hostile Group also caused the Company to assert that the Petitioner owed a fiduciary duty qua shareholder to the Company not to vote his shares in his own interests but rather was required to do so in the interests of the Company.

11.	On 22 December 2023, the Honourable Chief Justice Ramsay-Hale granted the relief sought in the Ex Parte Summons (the Injunction). As a condition of granting the Injunction, the Company was required to give an undertaking that it would not issue shares in the Company (the Undertaking), following a concern expressed by the Petitioner in correspondence that the Hostile Group would use their powers to improperly dilute his controlling interest in the Company. As detailed below, the Petitioner’s concerns have now materialised.

12.	On 5 and 6 February 2024, the Court held the return date for the Ex Parte Summons (the Return Date). At the conclusion of the Return Date, the Court discharged the Injunction. In summary, the Company abandoned any attempt to obtain final relief restraining the Petitioner from calling an EGM to replace the Hostile Group in the form that it obtained on an Ex Parte basis. The Company effectively conceded that the Petitioner was entitled to vote his shares in his own interests and that as such, he was entitled to call an EGM to remove the Hostile Group.

13.	In discharging the Injunction, the Court concluded that the Company, by the Hostile Group, failed to comply with its duty of full and frank disclosure. As at the date of presenting this Petition, the Court is yet to provide its written reasons for discharging the Injunction. However, the substance of the Company’s material breach related to the fact that the Petitioner could not have intended to stifle an investigation into his actions by removing the Hostile Group as he had not been advised of any such investigation until after he issued a notice to requisition an EGM to remove the Hostile Group.

14.	Due to the improperly obtained Injunction and the notice requirements to remove directors of the Company in the Articles of Association and other NASDAQ requirements, the Petitioner was unjustly prevented from exercising his right to remove the Hostile Group prior to their purported issuance of shares to dilute the Petitioner’s controlling interest as detailed below. Had the Court not been misled into granting the Injunction preventing the Petitioner from doing so, the Hostile Group would have been removed as directors of the Company many weeks ago. But for the improperly obtained injunction the Hostile Group would not have been in control of management of the Company and as such would not have had the opportunity to cause the Company to take the steps that it appears to have taken to enter into any transaction.

15.	On 5 February 2024, the Petitioner applied for a mandatory injunction requiring the Company to appoint directors of his choosing to regain control of the board given the notice requirements of the Articles and NASDAQ regulations impeded his ability to remove the Hostile Group in a timely manner. However, the Court dismissed the Petitioner’s Summons due to a perceived reluctance to interfere with the inner workings of the Company. It is inferred that the Court considered that the Hostile Group would act in the best interests of the Company. That has not occurred.

D.	The R-Bridge Loan

16.	On 16 March 2022, a facility agreement was entered into between, among others, YishengBio (Hong Kong) Holdings Limited as borrower (HK Yisheng), R-Bridge Investment Three Pte Ltd as lender and R-Bridge Healthcare Fund, LP (R-Bridge) as agent (the Facility Agreement). R-Bridge is a lending subsidiary of CBC Group (CBC), a substantial investor in the Company that beneficially owns 4,032,050 shares of the Company.

17.	CBC’s stake would have been worth US$40,884,987.00 when the Company’s shares first became publicly traded on the Nasdaq, when it closed at US$10.14 per share. In fact, the value even rose as high as US$12.93 per share before it collapsed during a period which Mr Hui (David) Shao has referred to as involving short selling. It is unknown to what extent Mr Shao and those associated with him were involved in the short selling.

18.	Between 27 December 2023 and the Return Date, R-Bridge issued four letters to the Company (the R-Bridge Notices) in which it was alleged that the Company (as guarantor) had breached the EBITDA margin covenants under the Facility Agreement. As a result, R-Bridge demanded immediate repayment of US$44m and recorded that failure to do so by 9 February 2024 would constitute an Event of Default under the Facility Agreement. Mr Shao asserted that the effect of an Event of Default would inevitably trigger an insolvent liquidation of the Company, destroying shareholder value. The bona fides of the R-Bridge Notices is subject to scrutiny due to the lack of commercial rationale underlying R-Bridge calling in a loan that would destroy its parent company’s substantial investment. It is inferred that this was because CBC and the Hostile Group were acting in concert to collude to cause economic loss to the Petitioner.

19.	In order to satisfy the demand pursuant to the R-Bridge Notices, the Company had a number of options available to it. In particular, HK Yisheng has a cash balance of US$15m available to pay towards the demand made under the Facility Agreement. Separately, Liaoning Yisheng reached out to three lenders who all indicated an interest in providing loan facilities to it, who are, subject to the completion of their due diligence and approval process, willing to lend the cumulative equivalent of approximately US$29.21 million before the end of March 2024. In addition, in around December 2023 and January 2024, after discussions between the Petitioner and Mr Fu Wei (via calls and text messages), founder and CEO of the CBC Group, Mr Fu had in principle agreed to partial payment of the outstanding loan and extension of repayment deadline, until such proposal was withdrawn after the interference of the Hostile Group. Accordingly, the Petitioner is confident that funds in the total amount of US$44.21 million could be raised quickly to satisfy the demand made under the Facility Agreement.

E.	Breach of fiduciary duty by the Board – the SPA and improper dilution

20.	As noted, the Court discharged the Injunction on 6 February 2024 at the conclusion of the Return Date. the Hostile Group prayed to be given unfettered discretion in their discharge of fiduciary duties and presented themselves as wishing to act in accordance with their fiduciary duties. The Undertaking which was only given until the earlier of the return date and 9 February 2024 lapsed.

21.	On 7 February 2024, the Petitioner invited the Hostile Group to call an urgent meeting to resolve, amongst other options, to offer payment of US$15m to R-Bridge and seek an extension of time for a minimum of three months, so the balance of the loan could be re-financed by impartial and independent financiers. This would preserve existing shareholder value. In response, the Company advised that a special meeting of the Board had already been called that would take place at 10am Eastern Time, 11pm Beijing time on 8 February 2024 (the Board Meeting). In the Notice of the Board Meeting sent to the Petitioner, the agenda was stated to be:

(a)	To update and discuss the hearing in the Grand Court of the Cayman Islands while we are still waiting for the official written document from the Grand Court of the Cayman Islands;

(b)	To discuss the R-Bridge Notices and financial condition of the Company;

(c)	To review current capital market condition and company strategies in China, Hong Kong and USA;

(d)	To discuss and vote on the proposal provided by the Petitioner and/or other action plans; and

(e)	Other businesses as deemed necessary by the members of the Board.

22.	The Company further advised that the Petitioner’s proposed options had already been considered but encouraged the Petitioner to provide documentation in respect of the debt financing proposal.

23.	The same day, the Company entered into a share purchase agreement with Apex Prospect Limited (Apex) for the private placement of 95,269,762 ordinary shares of the Company, par value of US$0.00002 per share at a purchase price of $0.41986 per Share (the SPA) for an aggregate of US$40m, which would give Apex a controlling interest of 50.59% in the Company. Following the issuance of the shares under the SPA, the Petitioner’s shareholding was diluted from 52.75% to a 26.07% interest in the Company. As this share issuance would result in a change in control of the NASDAQ-listed Company, this share issuance is in breach of NASDAQ Rule 5635(b), which requires shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Such a breach of the rules may lead to the delisting of the Company.

24.	At the Board Meeting, the Hostile Group refused to engage in discussions regarding debt financing and cut off the Petitioner’s lawyers. Instead, the Hostile Group without any further discussion resolved to ratify the SPA, an extensive document which can be inferred was negotiated prior to the Return Date but of which notice was never given to the Petitioner either in the agenda of the Board Meeting or otherwise. Notwithstanding the viable alternatives available to the Company to satisfy the demand made under the Facility Agreement, and the majority shareholder’s opposition to his dilution, the Board used their improperly retained control arising from the Injunction to issue shares in order to dilute the Petitioner’s controlling interest. This was in the face of the fact that the Petitioner was at this stage no longer simply a shareholder but also a contingent creditor and able to claim loss and damage arising from any loss caused by the improperly obtained injunction. Further as a contingent creditor his loss would be directly increased by the share issuance and use of funds to pay R-Bridge in those circumstances would consequently constitute an unfair preference.

25.	On 9 February 2024, the day after the Board Meeting, the Hostile Group provided the Petitioner with a copy of the executed SPA. The Hostile Group also provided the Petitioner with a draft share purchase agreement that would allow him to acquire the same volume of shares at the same price under the SPA if he could do so during the Chinese New Year Holiday, by 16 February 2024. However, the Petitioner is unable to raise US$40m in his personal capacity in five working days and so cannot participate in the share offering. The Company should and would have been aware of the Petitioner’s inability to participate in the share offering as the Petitioner had stated in his evidence for the Return Date that he could not raise the required funds at such short notice.

26.	Prior to the provision of a copy of the executed SPA on the day following the Board Meeting at which the Hostile Group resolved to ratify the SPA, no draft of the SPA or any legal advice relating to the SPA (whether in relation to the prima facie breach of NASDAQ Rule 5635(b) set out above or otherwise) or any other financing options had ever been provided to the Petitioner notwithstanding that he remains a director of the Company. The only documentation presented to the Board at the Board Meeting apart from the Petitioner’s own deck was a preliminary financial analysis by a Mr Ken Poon of XCap Partners, said to be the Company’s financial advisor who only took oral instructions from Mr Shao. As far as the Petitioner is aware, Mr Poon is also the president of Summit Healthcare, one of the entities through which CBC holds its shareholding in the Company and the special purpose acquisition company via which the Company became listed on the NASDAQ.

27.	Based on the Company’s unaudited financial results for the first half of the fiscal year ending 31 March 2024, ie up to 30 September 2023, published on 22 January 2024, the Company’s balance sheet shows net assets of US$224,418,939 versus net liabilities of US$146,826,760, leaving shareholders’ equity of US$77,592,179. Allowing Apex to take up over 50% of the Company at a consideration of US$40 million would on a rough calculation give Apex equity in the Company worth over US$58,796,089.50[1]. At the same time, this would reduce the Petitioner’s equity from US$40,929,874.40 to US$30,656,281.10.[2]

1 Equity of US$77,592,179 with the benefit of a US$40 million reduction in the R-Bridge loan on the Company’s balance sheet would increase equity to US$117,592,179 and 50% of that is US$58,796,089.50.

2 Similarly, 52.75% of US$77,592,179 is US40,929,874.40, whereas 26.07% of US$117,592,179 is US$30,656,281.10.

F.	Additional concerns

28.	On 9 December 2023, Ajit Shetty, who also serves as the chairperson of the N&G Committee, sent an email inviting members of the N&G Committee (including the Petitioner, Stanley Chang and Viren Mehta) to have a meeting at 10 PM, 9 December 2023 (Beijing time) to discuss Rachel Yu as the candidate for a director (the N&G Meeting) less than 20 hours before the Meeting. At the N&G Meeting, the directors voted to appoint Rachel Yu as a director. After appointing Rachel Yu (having given less than 20 hours’ notice of the proposal), the Hostile Group resolved to remove the Petitioner as Chairman of the Board, without having given any notice whatsoever. The Hostile Group took the above actions against the backdrop of the Company being advised that it needs to improve its corporate governance processes in order to comply with the Sarbanes-Oxley Act 2002 (SOX) which it complained the Petitioner obstructed the implementation of in obtaining the Injunction.

29.	On 11 December 2023, Mr Shao wrongfully appointed Chunyuan Wu as general manager of Beijing Yisheng Biotechnology Co., Ltd. and Gang Li as general manager of Liaoning Yisheng Biopharmaceutical Co., Ltd., two wholly owned subsidiaries of the Company. The appointments were made in breach of the relevant internal procedures of the Company. Further, the individuals do not have suitable experience for these critically important roles, nor did Gang Li possess the requisite qualifications to be properly registered as the general manager with the Food and Drug Administration of Liaoning Province, putting in jeopardy the subsidiaries’ operations.

30.	On 22 December 2023, the Petitioner was provided with an internal investigation report detailing concerning information regarding Mr Shao and his procurement of the acquisition of the “Pamica Project” by the Company (the Investigation Report) Xinfu (Beijing) Pharmaceutical Technology Co., Ltd. (Xinfu). In summary, the Investigation Report revealed that Mr Shao personally profited obtaining interest of 100% from a loan he made to Xinfu for research in and development of the Pamica Project and that he acquired shares in the Company owned by Haixiang Lin (which at the time was about a month away from being listed) at below-market price as part of the arrangements to procure the Company to acquire the Pamica Project. Despite circulating the Investigation report to the Board, the Hostile Group have failed to act on or otherwise investigate the allegations of misconduct against Mr Shao. This can be compared to the differential treatment afforded to the Petitioner who was removed from office without notice only after he called an EGM to replace the directors and on historic, unfounded or otherwise poorly particularized charges as part of, it is to be inferred, an agreement between the Hostile Group, CBC, R-Bridge to remove the Petitioner’s control of the company through his majority shareholding.

G.	Grounds for Winding Up

31.	The Petitioner believes that it is just and equitable that the Company should be wound up pursuant to section 92(e) of the Companies Act and independent liquidators be appointed on the grounds that:

(a)	In breach of their fiduciary duties to the Company, the Hostile Group:

(i)	misled the Court to improperly obtain the Injunction restraining the Petitioner from exercising his rights as majority shareholder to cause their removal from the Board;

(ii)	leveraged the advantage obtained from the improperly obtained Injunction to prevent the Petitioner’s proposed nominees, who would have replaced the Hostile Group as directors of the Company but for the improperly obtained Injunction, from determining how to address the demand made under the Facility Agreement;

(iii)	failed to properly consider alternatives to address the Facility Agreement, including entering an arrangement as to partial payment, re-negotiating the terms or, most critically, exploring viable debt financing facilities (without prejudice to the fact that the Hostile Group should not have had the right to determine any course of action for the Company given they should have been removed); and

(iv)	entered into the SPA for the improper purpose of diluting the Petitioner’s shareholding to 26.07%, so as to strip him of his controlling interest in the Company;

as a result, the Petitioner and rightful majority shareholder, has justifiably lost all trust and confidence in management of the Company such that it should now be wound up;

(b)	In addition to the fundamental breaches of fiduciary duties detailed above, the Hostile Group also failed to:

(i)	Properly implement corporate governance projects by appointing and removing key personnel without following proper procedures recommended to the Company to ensure compliance with the SOX Requirements; and

(ii)	Properly consider the Investigation Report and investigate Mr Shao’s alleged misconduct;

demonstrating a clear and urgent need for an investigation and for the liquidation of the Company under the supervision of an independent party to guarantee a fair and transparent monetisation of the assets.

YOUR PETITIONER THEREFORE HUMBLY PRAYS THAT:

1.	The Company be wound up in accordance with the Companies Act;

2.	Victor Jong of PricewaterhouseCoopers Consultants (Shenzhen) Limited (PwC China) and Simon Conway of PwC Corporate Finance & Recover (Cayman) Limited, 18 Forum Lane, Camana Bay, Grand Cayman KY1-1104, Cayman Islands be appointed as Joint Official Liquidators of the Company to act jointly and severally (the Liquidators);

3.	The Liquidators shall not be required to give security for their appointment;

4.	The Liquidators be given the power to act jointly and severally in their capacity as liquidators of the Company;

5.	The Liquidators be authorised to take any such action as may be necessary or desirable to obtain recognition of their appointment in any other relevant jurisdictions and to make applications to the courts of such jurisdictions for that purpose;

6.	The Liquidators be authorised to exercise any of the powers set out in section 110(2) of the Companies Act and Part II of the Third Schedule thereof, without the further sanction of this Honourable Court;

7.	No suit, action or other proceeding be proceeded with or commenced against the Company except with the leave of this Honourable Court and subject to such terms as this Honourable Court may impose;

8.	No disposition of the property of the Company by or with the authority of the Liquidators in carrying out their duties and functions and exercise of their powers under this order be voided by virtue of Section 99 of the Companies Act;

9.	The Liquidators be at liberty to appoint such counsel, attorneys, professional advisors, whether in the Cayman Islands or elsewhere, as they may consider necessary to advise and assist them in the performance of their duties and on such terms as they may think fit and to remunerate them out of the assets of the Company;

10.	The remuneration and expenses of the Liquidators be paid out of the assets of the Company in accordance with Part III of the Insolvency Practitioners’ Regulations (2023 Consolidation) and Order 20 of the Companies Winding Up Rules (2023 Consolidation);

11.	Subject to section 109(2) of the Companies Act and the Insolvency Practitioner Regulations 2018 (as amended), the Liquidators be authorised to render and pay invoices out of the assets of the Company for their own remuneration;

12.	The Liquidators be at liberty to meet all disbursements reasonably incurred in connection with the performance of their duties and, for the avoidance of doubt, all such payments shall be made as and when they fall due out of the assets of the Company as an expense of the liquidation;

13.	The Liquidators be at liberty to apply generally; and

14.	The costs of and incidental to this Petition be paid forthwith out of the assets of the Company as an expense of the liquidation to be taxed if not agreed.

AND your Petitioner will ever pray etc.

Dated this 12th day of February 2024

HARNEY WESTWOOD & RIEGELS

Attorneys-at-Law for and on behalf of the Petitioner

NOTE:            This Petition is intended to be served on the Company.

THIS PETITION is presented by Harney Westwood & Riegels, Attorneys-at-Law for the Petitioner, whose address for service is 3rd Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands (Ref: 062533/BPH).

NOTICE OF HEARING

TAKE NOTICE THAT the hearing of this Petition will take place at the Law Courts, George Town, Grand Cayman, Cayman Islands on                              at 10:00am.

Any correspondence or communication with the Court relating to the hearing of this Petition should be addressed to the Registrar of the Financial Services Division of the Grand Court at PO Box 495, George Town, Grand Cayman KY1-1106, Cayman Islands; Tel: 345-949-4296.